Consolidated Communications Holdings, Inc.

121 South 17th Street

Mattoon, Illinois 61938-3987

September 11, 2015

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Consolidated Communications Holdings, Inc.

Consolidated Communications, Inc.

Registration Statement on Form S-4 (No. 333-206287)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we request that the effectiveness of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission be accelerated to 10:00 a.m., Eastern Standard Time, on Tuesday September 15, 2015, or as soon as practicable thereafter.

In connection with this request for acceleration, we acknowledge that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  The registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alex Young of Schiff Hardin LLP, our counsel, at (312) 258-5737 as soon as the Registration Statement has been declared effective or if you have any questions regarding this matter.

Very truly yours,

Consolidated Communications Holdings, Inc.
Consolidated Communications, Inc.

By:	/s/ Steven L. Childers
Steven L. Childers
Chief Financial Officer